UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1a)

      [X]   Merger

      [  ]  Liquidation

      [  ]  Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

      [  ]  Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.    Name of fund:
      GOLDEN OAK(R) FAMILY OF FUNDS   (the "Trust")
         Golden Oak(R) Growth Portfolio
         Golden Oak(R) Value Portfolio
         Golden Oak(R) Small Cap Value Portfolio
         Golden Oak(R) International Equity Portfolio
         Golden Oak(R) Intermediate-Term Income Portfolio
         Golden Oak(R) Michigan Tax Free Bond Portfolio
         Golden Oak(R) Prime Obligation Money Market Portfolio
             (collectively, the Portfolios)

3.    Securities and Exchange Commission File No.
      811-21118

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?

      [X]   Initial Application           [  ]  Amendment

5.    Address of Principal Executive Office (include No. & Street, City,
      State, Zip Code):
      Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222-3779


6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
      M. Cole Dolinger
      ReedSmith LLP
      Federated Investors Tower
      Suite 1200
      1001 Liberty Avenue
      Pittsburgh, PA 15222
      (412) 288-2292

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:
            Registrant                    Federated Investors Tower
                                          1001 Liberty Avenue
                                          Pittsburgh, PA  15222-3779
                                          (Notices should be sent to the
                                          Agent for Service at above address)

                                          5800 Corporate Drive
                                          Pittsburgh, PA  15237-7010

            Federated Shareholder         P.O. Box 8612
            Services Company              Boston, MA 02266-8600
            ("Transfer Agent and
            Dividend Disbursing Agent")

            Federated Services Company    Federated Investors Tower
            ("Administrator")             1001 Liberty Avenue
                                          Pittsburgh, PA  15222-3779

            CB Capital Management, Inc.   328 S. Saginaw Street
            ("Sub-Administrator")         Flint, MI 48502

            CB Capital Management, Inc.   328 S. Saginaw Street
            Management Company, LLC       Flint, MI 48502
            ("Adviser")

            Wellington Management         75 State Street
            Company, LLP                  Boston, MA 02109
            ("Sub-Adviser")

            Nicholas-Applegate Capital          600 West Broadway
            Management ("Sub-Adviser")    San Diego, CA 92101


            Systematic Financial          300 Frank W. Burr Blvd
            Management, L.P.              Glenpointe East, 7th Floor
            ("Sub-Adviser")               Teaneck, NJ 07666

            BlackRock International, Ltd. 40 Torpichen Street
            ("Sub-Adviser")               Edinburgh EH3 8JB Scotland,
                                          U.K.

            State Street Bank and         P.O. Box 8600
            Trust Company                 Boston, MA 02266-8600
            ("Custodian")

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X]   Management company;

      [  ]  Unit investment trust; or

      [  ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]   Open-end                [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
      Delaware


11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
      Current Adviser:
      CB Capital Management, Inc.         328 S. Saginaw Street
      Management Company, LLC             Flint, MI 48502
      ("Adviser")

      Current Sub-Adviser for Golden Oak(R) Prime Obligation Money Market
      Portfolio:
      Wellington Management               75 State Street
      Company, LLP                        Boston, MA 02109
      ("Sub-Adviser")

      Current Sub-Adviser for Golden Oak(R) Growth Portfolio:
      Nicholas-Applegate Capital          600 West Broadway
      Management                          San Diego, CA 92101
      ("Sub-Adviser")

      Current Sub-Adviser for Golden Oak(R) Value Portfolio and Golden Oak(R) Small Cap Value Portfolio:
      Systematic Financial                300 Frank W. Burr Blvd
      Management, L.P.                    Glenpointe East, 7th Floor
      ("Sub-Adviser")                     Teaneck, NJ 07666

      Current Sub-Adviser for Golden Oak(R) International Equity Portfolio:
      BlackRock International, Ltd.       40 Torpichen Street
      ("Sub-Adviser")                     Edinburgh EH3 8JB Scotland,
                                          U.K.


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
      Edgewood Services, Inc.
      5800 Corporate Drive
      Pittsburgh, PA 15237-7000

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [  ]  Yes         [X]   No

      If Yes, for each UIT state:

            Name(s):

            File No.:  811-_______

            Business Address:

15.   (a)   Did the fund obtain approval from the board of directors
            concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes         [  ]  No

      If Yes, state the date on which the board vote took place:
      August 18, 2004

      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes         [  ]  No

      If Yes, state the date on which the shareholder vote took place:
      September 28, 2004

      If No, explain:


II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X]   Yes         [  ]  No

(a)   If Yes, list the date(s) on which the fund made those distributions:
            September 29, 2004


      (b)   Were the distributions made on the basis of net assets?

            [X]   Yes         [  ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [X]   Yes         [  ]  No

(d)   If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
      (e)   Liquidations only:
            Were any distributions to shareholder made in kind?

            [  ]  Yes         [  ]  No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [  ]    Yes             [  ]  No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X]         Yes         [  ]  No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]        Yes         [X]   No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [  ]    Yes             [X]   No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

               [  ]  Yes      [  ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]    Yes             [X]   No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
Liquidation:

(i)   Legal expenses:
                  $70,963.87

(ii)  Accounting expenses:
                  $61.25

(iii) Other expenses (list and identify separately):
                  Press Releases    $889.73

            (iv)  Total expenses (sum of lines (i)-(iii) above):
                  $71,914.85

(b)   How were those expenses allocated?
            N/A

(c)   Who paid those expenses?
            CB Capital Management, Inc.

(d)   How did the fund pay for unamortized expenses (if any)?
            N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [  ]    Yes             [X]   No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes               [X]   No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes               [X]   No

      If Yes, describe the nature and extent of those activities:


VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:



       Former Fund                                          Surviving Fund

      Golden Oak(R) Growth Portfolio                   Goldman Sachs Strategic Growth Fund

      Golden Oak(R) Value Portfolio                    Goldman Sachs Large Cap Value Fund

      Golden Oak(R) Small Cap Value Portfolio          Goldman Sachs Small Cap Value Fund

      Golden Oak(R) International Equity Portfolio     Goldman Sachs CORE
      International                                    Equity Fund

      Golden Oak(R) Intermediate-Term                  Goldman Sachs Core
      Fixed Income Portfolio                           Income Fund

      Golden Oak(R) Michigan Tax Free                  Federated Michigan Intermediate
      Bond Portfolio                                   Municipal Trust

      Golden Oak(R) Prime Obligation                   Goldman Sachs Financial
      Square Money Market Portfolio                    Prime Obligations Fund


      (b) State the Investment Company Act file number of the fund surviving the Merger:
            811-06165 Federated Municipal Securities Income Trust (Federated Michigan Intermediate Municipal Trust)
            811-05349 Goldman Sachs Trust (Goldman Sachs Strategic Growth Fund, Goldman Sachs Large Cap Value Fund, Goldman Sachs Small Cap Value Fund, Goldman Sachs CORE International Equity Fund, Goldman Sachs Core Fixed Core Fixed Income Fund, and Goldman Sachs Financial Square Prime Obligations Fund)


      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
            Definitive Proxy filed on form N-14A, July 21, 2004
            Federated Municipal Securities Income Trust
            1933 Act File No. 333-117537

            Definitive Proxy filed on form N-14A, July 22, 2004
            Goldman Sachs Trust
            1933 Act File No. 333-117561


      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned stated that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Golden Oak(R) Family of Funds (ii) he is the Secretary of The Golden Oak(R) Family of Funds and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                    /s/ John W. McGonigle
                                    John W. McGonigle
                                    Secretary